

07006868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 0 9 2007 WASH. D.C. 199 SECTION

SEC FILE NUMBER
8- 67119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: West Ridge Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 S. Tech Ln.
(No. and Street)

Meridian (City) ID (State) 83642 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wade Thomas (208) 955-9999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly
(Name – *if individual, state last, first, middle name*)

877 W. Main St., #800 (Address) Boise (City) ID (State) 83702 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 0 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wade Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of West Ridge Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JESSICA D. PARSONS
NOTARY
PUBLIC
STATE OF IDAHO

Signature

Chief Compliance Officer

Title

Jessica D. Parsons

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEST RIDGE SECURITIES LLC

Table of Contents



CPAs & BUSINESS ADVISORS

INTERNAL CONTROL REPORT

Board of Directors
West Ridge Securities LLC
Boise, Idaho

In planning and performing our audit of the financial statements and supplemental schedule of West Ridge Securities LLC (Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PEOPLE. PRINCIPLES. POSSIBILITIES.
www.eidebailly.com
877 West Main St., Ste. 800 • Boise, Idaho 83702-5858 • Phone 208.344.7150 • Fax 208.344.7435 • EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal controls and the accounting system and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of West Ridge Securities, for the year ended December 31, 2006, and this report does not affect our report thereon dated April 06, 2007.

Adjustments to Trial Balance

Condition:
During the course of our engagement, we proposed material audit adjustments that would not have been identified as a result of the Corporation's existing internal controls, and therefore resulted in a material misstatement of the Corporation's financial statements.

Recommendation:
We recommend formalizing monthly, quarterly and annual closing procedures to ensure the accounting records are maintained on the full accrual basis of accounting. These procedures should include specific reconciliations to be performed and the appropriate level of supervision and review.

Corrective Action:
The Company does have formalized closing procedures; however, these procedures do not include a detailed review of bills paid after the period end for items that should have been accrued in the prior period. The Company will add this review of the bills paid subsequent to the period end to its list of quarterly and annual closing procedures. The Company is also currently in the process of hiring one additional accountant to ensure the proper level of supervision and review is completed.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Boise, Idaho
April 06, 2007


EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
West Ridge Securities LLC
Boise, Idaho

We have audited the accompanying statement of financial condition of West Ridge Securities LLC as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of West Ridge Securities LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Boise, Idaho
April 06, 2007

PEOPLE. PRINCIPLES. POSSIBILITIES.
www.eidebailly.com
877 West Main St., Ste. 800 • Boise, Idaho 83702-5858 • Phone 208.344.7150 • Fax 208.344.7435 • EOE

WEST RIDGE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
CURRENT ASSETS		
Cash	$	28,679
Total current assets	$	28,679
MEMBERS' EQUITY		
MEMBERS' EQUITY	$	28,679
Total members' equity	$	28,679

See Notes to Financial Statements

WEST RIDGE SECURITIES LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

REVENUE		
Commissions	$	-
Total revenue		-
EXPENSES		
Administrative	$	7,588
Total expenses		7,588
NET LOSS	$	(7,588)

See Notes to Financial Statements

WEST RIDGE SECURITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

BALANCE, DECEMBER 31, 2005	$	6,267
Contributions		30,000
Net loss		(7,588)
BALANCE, DECEMBER 31, 2006	$	28,679

See Notes to Financial Statements

WEST RIDGE SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(7,588)
Adjustments to reconcile net loss to net cash used by operating activities		
Changes in assets and liabilities		
Accounts payable		(3,733)
NET CASH USED BY OPERATING ACTIVITIES		(11,321)
CASH FLOWS FROM FINANCING ACTIVITIES		
Owner contributions		30,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		30,000
NET INCREASE IN CASH		18,679
CASH, BEGINNING OF YEAR		10,000
CASH, END OF YEAR	$	28,679

NOTE 1 - NATURE OF ORGANIZATION AND OPERATIONS

The West Ridge Securities LLC (the "Company") was designed for the selling of the securities of affiliated companies.

Income Recognition

The Focus reports, books, and records of the Company are maintained on the accrual basis.

Income Tax Status

The Company, with the consent of its sole member, has elected to have its income for the years ended December 31, 2006 taxed under section 1372 of the Internal Revenue code and a similar section of the state income tax law, which provide that, in lieu of Company income taxes, the members are taxed on their proportionate shares of the Company's taxable income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash generally consists of cash on hand, cash in banks and other investments with an original maturity of three months or less.

NOTE 2 - STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of December 31, 2006, West Ridge Securities LLC did not have any subordinated liabilities and therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in this financial report.

NOTE 3 - PROCEDURES FOLLOWED FOR SAFEGUARDING SECURITIES

Due to the current inactive status of the Company, the Company does not hold funds or securities of customers. Since the Company has not received funds or securities, a review of procedures for safeguarding securities was not included within the scope of this audit under Rule 15c3-3.

(continued on next page)

NOTE 4 - RELATED PARTY TRANSACTIONS

DBSI Realty Company, a commonly held company, provides office space and record keeping to the Company.

The Company and other entities with which it does business are under common control. The existence of that control could result in operating results or financial position of the entity significantly different from those that would have been obtained if the entities were autonomous.

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had a net capital of $28,679 and net capital requirements of $5,000. The Company does not have any custodian accounts or investor funds held.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is subject to concentrations of credit risk associated with cash. Cash is maintained in Boise area financial institutions and is insured up to the $100,000 limit by FDIC. Deposits totaling $28,679 at December 31, 2006 are fully insured.

WEST RIDGE SECURITIES LLC

SUPPLEMENTARY INFORMATION

WEST RIDGE SECURITIES LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2006

Net capital		
Total members' equity	$	28,679
Less nonallowable assets		-
Net capital	$	28,679
Aggregate indebtedness		
Accounts payable and accrued liabilities	$	-
Computation of basic net capital requirement		
Base minimum net capital required	$	5,000
Calculated minimum net capital required	$	-
Excess net capital	$	23,679
Excess net capital at 1000%	$	28,679
Ratio: Aggregate indebtedness to net capital		0 to 1

END